DLA Piper US LLP 4365 Executive Drive, Suite 1100 San Diego, California 92121-2133 www.dlapiper.com Douglas J. Rein doug.rein@dlapiper.com T 858.677.1443 F 858.638.5043

VIA EDGAR	September 3, 2009

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	International Stem Cell Corporation Registration Statement on Form S-1 File No. 333-160958

Ladies and Gentleman:

On behalf of International Stem Cell Corporation (the “Company”), we are transmitting herewith the Company’s response to the letter dated August 14, 2009 from the staff of the Commission (the “Staff”) with respect to the Company’s Registration Statement on Form S-1 (No. 333-160958) (the “Registration Statement”).  For ease of reference, we have included in italics the text of the Staff’s comment followed by the Company’s response.

General

1.
Your registration statement relates to the resale of common stock issuable upon the exercise of warrants that are not outstanding.  In order for this registration statement to become effective, you must remove those shares of common stock from your offering.

RESPONSE:  The Company believes that the comment is inapplicable, because the warrant is outstanding.  The warrant is subject to a condition precedent to exercise, such that it is only exercisable to the extent that the Company elects to sell shares of a non-convertible preferred stock to the investor, but the warrant has been issued and is held by Optimus Capital, which is contractually obligated to purchase the preferred stock at the option of the Company. The Company recognizes that the disclosure contained in its Current Report on Form 8-K filed on July 6, 2009 may have created some confusion with respect to the status of the warrant.  As a result, the Company amended that Form 8-K to both clarify the disclosure and include as an exhibit a copy of the warrant that was issued.  The Company also included similar disclosure in its report on Form 10-Q for the quarter ended June 30, 2009.

Page  Two

As set forth in the warrant and the related Preferred Stock Purchase Agreement (which was also filed as an exhibit to the July 6 Form 8-K), both the number of shares issuable upon exercise of the warrant and the exercise price for those shares are subject to adjustment based upon the trading price of the Company’s common stock shortly before the sale of shares of Series E Preferred Stock.  The Company recognizes that it cannot use Rule 416 to register for resale an indeterminate number of shares that may be issued upon exercise of the warrant as a result of the operation of that conversion formula, because the floating conversion rate is not “similar” to an anti-dilution provision relating to stock splits, stock dividends and similar transactions otherwise covered by Rule 416.  Therefore, in determining the number of shares to include in the Registration Statement, the Company acted on the information contained in the answer to Question 116.18 of the Securities Act Forms Compliance and Disclosure Interpretations issued by the Division of Corporation Finance.  Using that guidance, the Company made a good faith estimate of the maximum number of shares that it could issue on exercise of the warrant based upon the average market price for a period of time shortly before the initial filing of the Registration Statement.  The Company acknowledges that if the number of registered shares is less than the actual number issued, it must file a new registration statement if it wants to register the additional shares.

For the foregoing reasons, we respectfully submit that the shares issuable upon exercise of the outstanding warrant should be permitted to be included in the registration statement that was filed on July 31.

We understand that the preliminary conclusion of the Staff is that, because the warrant will only become exercisable on a pro rata basis upon any future issuance of shares of Series E Preferred Stock, the warrant is not “outstanding” for purposes of permitting the Company to register the resale of the shares issuable upon exercise of the warrant.  However, under the terms of the Preferred Stock Purchase Agreement, the Company has the right to “put” those securities to the investor, with the investor having no right to decline to purchase the securities.  As such, we believe that even if the Staff concludes that the warrant is not “outstanding” for purposes of allowing a traditional resale registration statement, then the Company should be able to affect a registration of the shares of common stock issuable upon exercise of the warrant as an “equity line” financing.  In accordance with previous “equity line” guidance issued by the Staff, we believe that the Company should be permitted to register the “resale” of the securities prior to the “put” because the transaction meets the conditions of:  (i) the Company having “completed” the private transaction of the securities that would be registered for “resale”, (ii) the “resale registration statement” is on a form (S-1) that the Company is eligible to use for a primary offering, and (iii) the investor would be identified as both an underwriter and as a selling stockholder.  We note that the Company has the unfettered right to exercise the “put” and, except for conditions outside the investor’s control, the investor is irrevocably bound to purchase the securities once the Company exercises the “put”, which are the conditions the Staff has recognized as satisfying the condition that the transaction is “completed”.

The Company is willing to comply with the restrictions established by the SEC for equity line financing arrangements and, in connection with an amendment to update the financial information and other related disclosures, it will amend the Registration Statement to incorporate language complying with previous guidance issued by the Staff with respect to equity line financings.

Page  Three

On behalf of the Company, we confirm that the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this letter, please contact me at (858) 677-1443.

Very truly yours, DLA PIPER US LLP /s/ Douglas J. Rein Douglas J. Rein

cc:           Ray Wood, International Stem Cell Corporation